

November 30, 2010

<u>Via Facsimile (317) 569-4800 & U.S. Mail</u>
Mr. Clinton Coleman
Bell Industries, Inc.
8888 Keystone Crossing
Suite 1700
Indianapolis, Indiana
46240-7657

> **Re: Bell Industries, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on November 4, 2010**
> **File No. 5-52973**
>
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed on November 4, 2010**
> **File No. 1-11471**

Dear Mr. Coleman:

We have the following comments.

<u>Amendment No. 1 to Preliminary Proxy Statement</u>

<u>General</u>

1.   We await your response to prior comments 2 and 3 of our letter dated November 24, 2010.

<u>Summary Term Sheet, page 3</u>

<u>Reverse Stock Split, page 5</u>

2.   You disclose the price to be paid for fractional shares will be based on the average closing price of the shares during the 120 day period prior to the date of the proxy statement. Until the price to be paid for fractional shares is established, the staff is unable to pass upon the adequacy of the disclosure provided throughout the preliminary proxy statement pursuant to Item 1014 of Regulation M-A. Accordingly, please be advised that the staff reserves the right to comment on the adequacy of the disclosure

provided as to the fairness of the transaction to unaffiliated shareholders once the price to be paid for fractional shares is determined and included in the proxy statement. Please confirm your understanding.

Effects of the Reverse Stock Split, page 37

3.   Other than the effects disclosed under this heading, please supplement your disclosure to affirmatively state that Messrs. Schwarz and Coleman will be treated in the same manner and will receive the same benefits as all other shareholders subject to the reverse stock split.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Janelle Blankenship, Esq.
                       Baker & Daniels, LLP